SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saxony Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7401 Watson Rd., Ste. 86
(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Clark (314) 963-9336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9501 W. 171st St. H-103	Tinley Park	IL	60487
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Brian Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saxony Securities, Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP/CFO

Title

Notary Public

NATHAN MATARAZZI
Notary Public - Notary Seal
St. Louis City - State of Missouri
Commission Number 11038242
My Commission Expires Sep 28, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Saxony Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Saxony Securities, Inc. (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Saxony Securities, Inc.'s auditor since 2001.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
June 17, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487


SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021



ASSETS


Cash and cash equivalents	$ 1,375,663
Receivable from broker/dealers	807,236
Concessions and fees receivable	687,926
Office equipment at cost net of $108,606 accumulated depreciation	5,003
Right-of-use asset (net of accumulated amortization of $75,886)	83,334
Other assets	142,813
TOTAL ASSETS	**$ 3,101,975**


LIABILITIES AND SHAREHOLDER'S EQUITY


LIABILITIES

Accounts payable and accrued expenses	$ 414,059
Commissions payable	1,585,699
Promissory note	337,700
Lease liability	83,982
Total Liabilities	$ 2,421,440

SHAREHOLDER'S EQUITY

Common stock	$ 14,081
Additional paid-in capital	1,503,919
Retained earnings(deficit)	(837,465)
Total Shareholder's Equity	$ 680,535
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,101,975


The accompanying notes are an integral part of this financial statement.


SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Saxony Securities, Inc. (the "Company") was incorporated in the state of Missouri on July 13, 2001. The Company is a wholly-owned subsidiary of Saxony Holdings, Inc. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began in February 2002.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Commissions and concessions revenue and related expense arising from securities transaction are recorded on a trade date basis. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings and trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. Referrals revenue is generally based on a percentage of the current market value of clients' investment holdings and assets of investors introduced to related investment opportunities, and is recognized over the period during which the investment is maintained. As referrals revenue is based on the market value of the clients' investment holding, this variable consideration is constrained until the market value is determinable.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at several financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2021.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective April 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 3.

Office Equipment – Depreciation and amortization is provided using the straight-line method over three to ten year periods.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2021, the Company's net capital and required net capital were $450,352 and $155,874, respectively. The ratio of aggregate indebtedness to net capital was 519%.

NOTE 3 - LEASE COMMITMENTS

The Company has an obligation as a lessee for office space with the initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease contained a renewal option. Since the Company exercised the renewal option, the optional periods are included in determining the lease term, and associated payments under these renewal options are included in the lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company leases its office space under an operating agreement that expires March 2023.

The components of lease cost, including other equipment and intangible leases, for the year ended March 31, 2021, is as follows:

Operating lease cost	$	44,232
Variable lease cost		23,837
Short term lease cost		146,701
Less: reimbursements		(46,375)
Total lease cost	$	168,395

NOTE 3 - LEASE COMMITMENTS – *(Continued)*

Other information related to the lease at March 31, 2021:

Weighted average remaining lease term:
 Operating leases – 2 years

Weighted average discount rate:
 Operating leases – 5.5 %

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under noncancelable operating lease as of March 31, 2021, are as follows:

Year Ended March 31,		Total
2022	$	44,556
2023		44,556
Total undiscounted lease payments	$	89,112
Less: Imputed interest		(5,130)
Total lease liability	$	83,982

Other Intangible Operating Leases - The Company has several noncancellable operating leases for quotation, communications and other services. These agreements expire at various dates through March 2025.   In addition, most have automatic renewal periods that range for additional one or two year periods. Total expenses relating to these agreements, net of reimbursements of $11,110, were $12,165 for the year ended March 31, 2021.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include securities sold, not yet purchased, options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT – *(Continued)*

The Company is required to maintain a minimum deposit of $100,000 with the Clearing Broker/dealer to ensure the Company's performance under the agreement. This amount is included in the "Receivable from broker/dealers" on the Statement of Financial Condition. The agreement may be terminated by either party with 90 days prior notification. Additional terms state that if this agreement is terminated prior to May 2023, the Company will be subject to an early termination fee declining from $500,000 to $100,000, as defined in the agreement.

The Company has an informal agreement with its Clearing Broker/dealer to maintain net capital of at least $300,000.

To provide the Clearing Broker/dealer additional security, the Company's parent company has executed a $300,000 letter of guarantee between the bank, the Clearing Broker/dealer and the Company, for the payment of contractual obligations of the Company not otherwise offset or satisfied by funds of the Company of the funds held by the Clearing Broker/dealer.

NOTE 5 - NOTE PAYABLE

On April 20, 2018, the Company signed a $200,000 future advances promissory note with Saxony Financial Holdings, LLC, of which no balance was drawn at March 31, 2021. The interest rate is at the prime rate (3.25% at March 31, 2021). The note matured on March 31, 2021, and has not been renewed.

NOTE 6 - INCOME TAXES

The Company reports its income for federal and state income tax purposes on a consolidated basis with the income of its parent company, Saxony Holdings, Inc. (Parent). In addition, the Parent uses the calendar year for income tax filings. Since both entities are S-Corporations, the shareholders of the Parent are responsible for any income taxes.

NOTE 7 - COMMISSION REVENUE

One registered representative of the Company was responsible for approximately 36% of the commissions and concessions revenue earned during the year ended March 31, 2021, as stated on the Statement of Income.

NOTE 8 - OTHER AGREEMENTS

Third Party Broker Agreements - The Company has agreements with other broker/dealers (third party brokers) whereby the third party brokers will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (see Note 4). This is commonly referred to as a piggyback arrangement. The third-party brokers receive commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. The agreements have initial 12-month terms that automatically extend for additional 12 month periods.

Either party may terminate the agreements at any time with thirty days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. These agreements contain the same off-balance-sheet risk as discussed in Note 4.

NOTE 9 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Saxony Holdings, Inc. In addition, through common ownership and/or management, the Company is affiliated with Saxony Financial Holdings, LLC (SFH), Saxony Capital Management, LLC (SCM), an SEC registered RIA, Saxony Insurance Agency, LLC (SIA), RECA Group, Inc. (RECA), Patrick Capital Markets, LLC (PCM), a registered broker/dealer, and CBR Holdings LLC.

As mentioned in Note 4, Saxony Holdings Inc, has executed a $300,000 letter of guarantee between its bank, the Clearing Broker/dealer and the Company for the payment of contractual obligations of the Company not otherwise offset or satisfied by funds of the Company held by the Clearing Broker/dealer.

The Company has an agreement with RECA to lease software on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended March 31, 2021 relating to this agreement were $20,880.

NOTE 9 - RELATED PARTY TRANSACTIONS – *(Continued)*

The Company has an expense sharing agreement with SCM. During the year, the Company was reimbursed $1,862,123 from SCM for commissions, payroll, rent and other expenses the Company paid on SCM's behalf. In addition, the Company collected $1,916,047 of management fees that were paid to SCM and was reimbursed $150,525 of related processing fees by SCM during the year ended March 31, 2021. During the year, the Company was paid $144,837 for processing the management fees noted above.

The Company incurred expenses to SIA totaling $54,000 for licensing services provided during the year ended March 31, 2021. In addition, the Company was reimbursed $6,000 from SIA for wages and other payroll expenses the Company has paid on SIA's behalf.

The Company has an expense sharing agreement with PCM. During the year, the Company was reimbursed $51,360 for payroll, rent and other expenses the Company has incurred on behalf of PCM during the year ended March 31, 2021. The Company also received $53,625 of private placement fees during the year.

NOTE 10 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2021, were as follows:

Common stock, $1 par value; 18,000 shares authorized; 14,081 shares issued and outstanding.

Preferred stock, $5 par value, voting, 10% non-cumulative 4,000 shares authorized; none issued and outstanding.

NOTE 11 – RETIREMENT PLAN

Effective January 1, 2017, the Company began a 401(k) retirement plan covering substantially all employees. The Plan provides for employer contributions determined at the discretion of the Company and for employee contributions. Discretionary employer contributions of $5,500 were made in March 2021, for the 2020 calendar year.

NOTE 12 – DEFERRED COMPENSATION AWARDS

During the year, the Company accrued toward future awards to several key employees under a deferred compensation plan. All such awards are payable at a future date which may vary under the terms of each award, provided such employees have continued to be employed by the Company or under certain circumstances. The Company recorded a net expense of $97,578 during the year for deferred compensation and a related liability, included in "Accounts payable and accrued expenses on the Statement of Financial Condition, of $143,437 for the year ended March 31, 2021.

NOTE 13 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations. At March 31, 2021, no amount has been accrued for any potential or pending claims or arbitrations, as a probable outcome is not determinable at March 31, 2021.

NOTE 14 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at March 31, 2021.

NOTE 15 – PROMISSORY NOTE

On April 28, 2020, the Company entered into a Promissory Note (the "PPP Note") with Enterprise Bank & Trust as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $337,700 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). The Note and related interest was subsequently forgiven in full on May 3, 2021.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. On June 8, 2021, the Company entered into a six year lease, commencing on October 1, 2021, for office space. Besides Note 15, no other subsequent events were noted.